UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File Number 1-31921

A. Full title of the plan and the address of the plan, if different from that that of the issuer named below:

Compass Minerals International, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, Kansas 66210

Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Compass Minerals International, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Compass Minerals International, Inc. Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Kansas City, Missouri
June 25, 2007

Compass Minerals International, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2006	2005
Investments, at fair value (Note 3)
Interest-bearing cash	$3,448,807	$2,772,798
Common/collective trusts	10,625,386	10,680,553
Mutual funds	43,881,506	36,638,054
Non-employer common stocks	105,927	105,743
Employer common stock	94,402	63,405
Participant loans	1,249,680	1,485,414
	59,405,708	51,745,967

Receivables
Participant contributions	77,988	95,027
Employer contributions	1,168,207	2,194,271
	1,246,195	2,289,298
Net assets available for benefits at fair value	60,651,903	54,035,265
Adjustment from fair value to contract value for interest in fully
benefit-responsive investment contracts in common collective trusts	106,793	121,252
Net Assets Available for Plan Benefits	$60,758,696	$54,156,517

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2006	2005
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$3,472,804	$662,562
Interest and dividend income	2,386,400	1,845,397
	5,859,204	2,507,959
Contributions
Participants	2,451,301	2,378,301
Employer	2,243,412	3,163,511
Rollovers	141,709	188,553
	4,836,422	5,730,365
Total additions	10,695,626	8,238,324

Deductions from net assets attributed to:
Benefits paid to participants	4,070,578	4,263,747
Administrative expenses	22,869	31,210
Total deductions	4,093,447	4,294,957
Net increase in net assets	6,602,179	3,943,367
Net assets available for benefits at beginning of year	54,156,517	50,213,150
Net assets available for benefits at end of year	$60,758,696	$54,156,517

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan

Notes to Financial Statements

Note 1.   Description of the Plan

The following description of the Compass Minerals International, Inc. (the Company or Compass Minerals) Savings Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a contributory, defined contribution plan covering substantially all U.S. employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Participants are allowed to contribute, in pre-tax dollars, a percentage of their eligible compensation as defined by the Plan, up to the maximum of the lesser of 60% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (IRC) – ($15,000 in 2006 and $14,000 in 2005), except for Kenosha, Wisconsin and Cote Blanche, Louisiana participants, whose contributions are limited to the lesser of IRC limits or the maximum of 15% of their eligible compensation.  Participants may also elect to contribute to the Plan on an after-tax basis.  Participants may contribute from a minimum of 1% to a maximum of 10% of their eligible compensation on an after-tax basis, subject to the maximum allowed by IRC rules.

For non-union employees and employees covered by a collective bargaining agreement at Lyons, Kansas, the Company contributes, for each participant, a non-discretionary matching contribution of up to 6% of a participant’s eligible pay as follows:  $1 for every $1 a participant contributes to the Plan, up to the first 3% of a participant’s eligible pay and $.50 for every $1 that a participant contributes to the Plan on the next 3% of a participant’s eligible pay.  For participants covered by the collective bargaining agreement at Cote Blanche, Louisiana, the Company makes non-discretionary matching contributions in an amount equal to 25% of the participant’s pre-tax contributions up to 3% of their eligible compensation (see Note 7 for a discussion of the Plan amendment in 2007 relating to a change in the non-discretionary matching contribution for the Cote Blanche participants).  For participants covered by the collective bargaining agreement at Kenosha, Wisconsin, the Company makes non-discretionary matching contributions in an amount equal to 50% of the participant’s pre-tax contributions up to 6% of their eligible compensation.  For non-union participants, the Company may also make profit sharing contributions to the Plan at the discretion of the Company’s Board of Directors.   Those participants must be employed on the last day of the plan year to be eligible for discretionary profit-sharing contributions except in the case of a participant’s death, disability, retirement, or termination, as defined in the Plan document.  For the years ended December 31, 2006 and 2005, discretionary profit sharing contributions totaling $1,017,874 and $2,155,164 respectively, were accrued for the Plan.

In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with IRC nondiscrimination tests.

The Plan also allows participants to rollover part or all of an eligible rollover distribution received by the participant from another qualified plan.

Participant accounts:  Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution and Plan earnings.  Allocations are based on earnings or account balances as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility:  Non-union employees and participants covered by the collective bargaining agreement in Lyons, Kansas are eligible to participate in the Plan immediately upon employment.  Employees covered by the collective bargaining agreement at Kenosha, Wisconsin are eligible to participate in the plan immediately upon employment but may not enter the Plan until the first of the month following their

        Compass Minerals International, Inc. Savings Plan

        Notes to Financial Statements

eligibility date.

Employees covered by the collective bargaining agreement at Cote Blanche, Louisiana must complete one year of service before they are eligible to participate in the Plan.  To be credited with one year of service they must complete 1,000 hours of service in a twelve month period.  These employees may enter the Plan on the first day of the month following the date they attain eligibility.  The Plan excludes from eligibility those employees who are citizens of Puerto Rico, or non-resident aliens, leased employees and independent contractors.

Participants’ investment options:  Participants must direct their salary deferral, rollover contributions, employer non-discretionary matching contribution and employer discretionary profit sharing contribution to the selected investments as made available and determined by the Plan Administrator.  In 2005, the investment options were expanded to allow participants to invest in shares of Compass Minerals common stock.  With the exception of investments in Compass Minerals common stock that may be subject to trading window restrictions, participants may change their investment options at any time throughout the year via the internet or direct phone access to Fidelity Management Trust Company.

Vesting:  All participants other than those covered by the collective bargaining agreement at Cote Blanche, Louisiana are immediately vested in the portion of their plan account related to participant salary deferral contributions, rollover deposits, Company matching contributions and earnings thereon.  Participants covered by the collective bargaining agreement at Cote Blanche, Louisiana become fully vested in employer matching contributions and earnings thereon after three years of service and are 0% vested until then.  Through December 31, 2006, participants became fully vested in the Company discretionary profit sharing contribution and earnings thereon after five years of service and were 0% vested until then.  As discussed in Note 7, effective January 1, 2007, employees become vested in the Company discretionary profit sharing contributions at a rate of 20% each year beginning on the participant’s first anniversary of employment.  Accordingly, the vested balances of participants’ accounts have been updated to reflect this change.

Forfeitures:  Forfeitures of terminated participants’ non-vested contributions are used to pay Plan administrative expenses and reduce employer contributions.  Forfeitures of non-vested contributions totaling $93,115 and $135,680 were used to reduce employer contributions in 2006 and 2005, respectively. Forfeitures of non-vested contributions totaling $22,869 and $6,388 were used to pay Plan expenses in 2006 and 2005, respectively.  At December 31, 2006, the forfeiture balance of $78,958, included in interest-bearing cash on the Statements of Net Assets Available for Benefits, was available to apply to future administrative expenses or contributions.

Participant loans:  Through April 2, 2007, participants were able to borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  The terms of the loans are over one to five years for general purpose loans and over one to ten years for residential loans, except for certain loans grandfathered in under pre-existing Plans which had terms up to 30 years.  The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates.  Interest rates on outstanding loans at December 31, 2006 range from 6.0% to 10.0%.  Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2007 through 2026.  See Note 7 for a discussion of the Plan amendment affecting amounts available for borrowing.

Payment of benefits:  Upon death, disability, retirement or termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance.  If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date.  Vested account balances of $1,000 or less will be distributed in one lump sum payment.  Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions.

        Compass Minerals International, Inc. Savings Plan

        Notes to Financial Statements

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  A portion of the expenses incurred in the administration of the Plan, which consist primarily of trustee fees, are paid by the participants.  Other administrative expenses of the Plan may be paid by the Company or from forfeitures of non-vested contributions to the Plan.

Note 2.   Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting:  The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

In accordance with the Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, effective for plan years ending after December 15, 2006, investment contracts held by defined contribution plans are reported at fair value.  However, contract value is the relevant measurement for the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  Accordingly, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment contracts in the collective trust from fair value to contract value for each year presented.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment valuation and income recognition:  The Plan’s investments are stated at fair value. The valuations of the mutual funds and common stocks are based on quoted market prices as of the last day of the Plan year.  The fair value of the Plan’s interest in the collective trust is determined based on information provided by Fidelity Management Trust Company, the investment manager and trustee of the Plan, using the audited financial statements of the collective trust at year-end.  Participant loans and interest bearing cash are valued at cost, which approximates fair value.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of benefits:  Benefits are recorded when paid.

Note 3.   Investments

The investments held by the Plan’s collective trust are fully benefit-responsive and include traditional guaranteed investment contracts (GICs), fixed income securities and synthetic wraps.  A GIC is issued by a financial institution and provides for the payment of a specified interest rate and for the repayment of the principal at contract maturity.  The Plan also invests in a pool of fixed income securities which are “wrapped” by synthetic investment contracts issued by financial institutions that insure that the participant-initiated withdrawals from the fund will be paid at contract value.  The gains and losses in that fund are not immediately credited to participant accounts, but are instead recognized over time by adjusting the interest rate credited to the fund.

        Compass Minerals International, Inc. Savings Plan

        Notes to Financial Statements

Although the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value (principal and interest accrued to date) during the term of the contract, withdrawals prompted by certain events that would cause a significant withdrawal from the Plan, such as Company-initiated layoffs, the sale of a division or Plan termination, may be paid at market value, which may be less than contract value.  The Company does not believe the occurrence of any such event that would limit the Plan’s ability to transact at contract value is probable.

During the years ended December 31, 2006 and 2005, the average yield earned by the Plan for all fully benefit-responsive investment contracts was approximately 4.3% and 3.7%, respectively while the average yield based on actual earnings credited to participants of the Plan for each year was approximately 4.0% and 3.8%, respectively.

The following table presents the fair value of the Plan’s investments.  This differs from Schedule H in the Form 5500 because the value of the common collective trust in the Form 5500 is stated at contract value instead of fair value.  Contract value is higher than fair value by $106,793 and $121,252 as of December 31, 2006 and 2005, respectively.  Single investments representing more than 5% of the Plan’s net assets as of December 31, 2006 and 2005 are separately identified.

	December 31,
	2006		2005
Investments at fair value
Mutual funds:
Ariel Fund	$4,768,918	*	$6,942,548	*
Fidelity Equity Inc. Fund	4,345,208	*	3,162,331	*
Fidelity Growth Co. Fund	5,585,316	*	4,504,872	*
Spartan International Index Fund	4,435,147	*	2,560,563
Spartan U.S. Equity Index Fund	14,543,095	*	13,415,944	*
Manager's Special Equity	2,775,265		2,297,682
Pimco Total Return Fund	2,400,214		2,028,432
Other	5,028,343		1,725,682
	43,881,506		36,638,054

Common/collective trusts:
Fidelity Managed Income Portfolio	10,625,386	*	10,680,553	*

Common Stock	200,329		169,148

Investments at estimated fair value:
Interest-bearing cash	12,287		34,699
Fidelity Retirement Money Market	3,436,520	*	2,738,099	*
	3,448,807		2,772,798

Participant loans	1,249,680		1,485,414
	$59,405,708		$51,745,967

*Investment represents 5% or more of net assets.

The Plan invests in mutual funds which hold various securities including U.S. government securities, corporate debt instruments and corporate stocks.  Investment securities in general are exposed to various risks, such as interest rate risk and overall market volatility.  Due to the level of risk associated with

        Compass Minerals International, Inc. Savings Plan

        Notes to Financial Statements

certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

During the years ended December 31, 2006 and 2005, the Plan’s investments, primarily mutual funds, appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $3,472,804 and $662,562, respectively.

Note 4.   Related-Party Transactions

Certain Plan investments are mutual funds and common/collective trusts managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as plan administrator and sponsor, is a related party to the Plan.  At December 31, 2006 and 2005, the plan held 2,991.182 and 2,583.748 shares, respectively, of Compass common stock with market values of $94,402 and $63,405, respectively.  During 2006 and 2005, the Plan purchased $31,444 and $63,111, respectively, of Compass stock and sold $18,663 and $314, respectively, of Compass stock.

Note 5.   Income Tax Status

Effective December 27, 2004, the Plan adopted a non-standardized form of a prototype plan sponsored by Fidelity Management Trust Company.  The underlying non-standardized prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated December 5, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. Subsequent to this determination and this opinion by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Note 6.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7.   Subsequent Events

Effective January 1, 2007, the Plan was amended to allow participants to vest in the Company discretionary profit sharing contributions at a rate of 20% each year beginning on the participant’s first employment anniversary. Accordingly, the vested balances of participants’ accounts have been updated to reflect this change.

Prior to April 2, 2007, 50% of participants’ vested balances (including the vested portions of Company contributions) were available for in-service withdrawals, including loans.  Effective April 2, 2007, the Plan was amended to exclude future Company contributions from in-service withdrawals (including loans) except in the case of hardship withdrawals, for which a portion of the Company matching contributions may be available.

Effective June 1, 2007, the Company amended the Plan to increase its non-discretionary matching contributions for the Cote Blanche, Louisiana participants to match 100% of their pre-tax deferrals up to the first 3% of eligible compensation, and 50% of their pre-tax deferrals on the next 3% of eligible compensation.

Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2006

	Identity if issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares	Fair Value or Contract Value

	PIMCO	PIMCO Total Return Fund - Mutual Fund	231,234.461	$ 2,400,214
	Ariel	Ariel Fund - Mutual Fund	92,046.284	4,768,918
	Managers	Managers Special Equity - Mutual Fund	33,453.054	2,775,265
	PIMCO	PIMCO High Yield Fund - Mutual Fund	136,480.530	1,349,792
	RS Investments	RS Partners A - Mutual Fund	42,127.940	1,476,584
*	Compass Minerals International, Inc.	Common Stock	2991.182	94,402
*	Fidelity	Fidelity Equity Income - Mutual Fund	74,213.627	4,345,208
*	Fidelity	Fidelity Growth Company Fund - Mutual Fund	80,122.170	5,585,316
*	Fidelity	Fidelity Freedom Income - Mutual Fund	1,318.384	15,214
	Fidelity	Fidelity Freedom 2000 - Mutual Fund	1,888.776	23,534
*	Fidelity	Fidelity Freedom 2010 - Mutual Fund	1,299.591	19,000
*	Fidelity	Fidelity Freedom 2020 - Mutual Fund	21,533.645	334,418
*	Fidelity	Fidelity Freedom 2030 - Mutual Fund	33,474.089	536,590
	Spartan	Spartan International Index - Mutual Fund	100,479.081	4,435,147
*	Fidelity	Fidelity Retirement Money Market Fund	3,436,519.660	3,436,520
*	Fidelity	Fidelity Managed Income Portfolio - Common/Collective Trust	10,732,178.670	10,732,179
	Spartan	Spartan U.S. Equity Index - Mutual Fund	289,818.556	14,543,095
*	Fidelity	Fidelity Freedom 2040 - Mutual Fund	16,361.011	155,102
*	Fidelity	Fidelity Freedom 2005 - Mutual Fund	2,395.618	27,813
*	Fidelity	Fidelity Freedom 2015 - Mutual Fund	26,028.428	317,547
*	Fidelity	Fidelity Freedom 2025 - Mutual Fund	37,922.485	484,270
*	Fidelity	Fidelity Freedom 2035 - Mutual Fund	4,980.790	65,697
*	Fidelity	Brokeragelink (self-directed)	-	340,996
*	Plan Participants	Participant loans receivable (6.00% - 10.00%)
		maturing 2006 through 2026	-	1,249,680
				$ 59,512,501

 *   Represents a party in interest.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1*	Consent of Ernst & Young, LLP.

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as plan administrator for the Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. SAVINGS PLAN
PLAN ADMINISTRATOR

Date:	June 27, 2007	/s/ VICTORIA HEIDER
Victoria Heider
Vice President of Human Resources